Exhibit 99.8

SEAW - Seawell Limited changes name to Archer Limited

Hamilton Bermuda, (May 18, 2011)

In the Special General Meeting held May 16, the name of  the Company was changed from Seawell Limited to Archer Limited.

The Company's new ticker at Oslo Stock Exchange is ARCHER, effective May 20, 2011.

The Company's web address is: www.archerwell.com

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)